SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

-----------------------------------------------------

In the Matter of
                                                CERTIFICATE
New Century Energies, Inc.
                                                          OF
File No.  70-9007
                                                NOTIFICATION
(Public Utility Holding Company
Act of 1935)

----------------------------------------------------

      This Certificate of Notification is filed by New Century Energies, Inc. ("NCE"), a Delaware corporation, pursuant to Rule 24. Such filing is made pursuant to NCE's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the orders of the Securities and Exchange Commission (the "Commission") dated August 1, 1997 (HCAR No. 26750) (the "Order") and May 14, 1998 (HCAR No. 26872) in the above-referenced file. The Order directed that NCE file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. As such, this certificate reports transactions from January 1, 1998 through March 31, 1998 (the "First Quarter").

1.)   NCE common stock - New Issue None.

2.) NCE common stock - dividend reinvestment plan and employee benefit plans NCE issued 211,576 shares under its dividend reinvestment plan and 278,653 shares under its employee benefit plans.

3.)   Guarantees issued
      The following guarantees were issued during the first quarter of 1998.

Name of Parent     Name of Subsidiary  Amount      Terms       Purpose
--------------------------------------------------------------------------------
*NCE               e prime,Texas Ohio  $3,000,000  Open        Energy purchases
                   Gas, Inc.                                   and financial
                                                               contracts

*e prime, inc.     Texas-Ohio Gas,     $  500,000  Continuing  Guarantee energy
                   Inc.                                        purchases

*e prime, inc.     Texas-Ohio Gas,     $  700,000  Expires     Guarantee energy
                   Inc.                            12/31/98    purchases


      *Previously reported on NCE's Rule 24 Certificate filed March 31, 1998.

4.)   Short term debt issued
      NCE issues and repays short term debt on an on-going basis. As of March 31, 1998 NCE had $96,500,000 in short term debt outstanding at a weighted average cost of 5.84% and maturities ranging from April 20, 1998 to May 22, 1998.

5.) Financings consummated by any Utility Subsidiary not exempt under Rule 52 Yorkshire Power Finance Limited ("Yorkshire Finance"), a wholly owned subsidiary of Yorkshire Power Group Limited which is 50% owned by New Century International, Inc., was incorporated under the laws of the Cayman Islands on August 18, 1997. Yorkshire Finance exists solely for the purpose of operating as a financing vehicle for Yorkshire Power Group Limited ("YPG"). Yorkshire Finance's first financings were completed in the First Quarter and reported on two Form U-6B-2s filed by Yorkshire Power Group Limited and Yorkshire Power Finance Limited.

      PSCO Capital Trust I ("PSCO Trust"), a wholly owned subsidiary of Public Service Company of Colorado, was incorporated under the laws of the State of Delaware on February 27, 1998. PSCO Trust exists solely for the purpose of issuing undivided beneficial interests in the assets of PSCO Trust.

6.) Financings consummated by any Nonutility Subsidiary not exempt under Rule 52
      None

7.)   Forms U-6B-2 filed with the Commission
      None

8.)   Balance Sheets
      The consolidated balance sheet of NCE as of March 31, 1998 is incorporated by reference. Such balance sheet was filed with NCE's Form 10-Q for March 31, 1998 (file number 1-12927).

      The consolidated and stand alone balance sheets of e prime, inc. as of March 31, 1998 are attached as Exhibit A.

9.)   Registration Statements
      None

                                    New Century Energies, Inc.


      Dated:  June 1, 1998                By: /s/  James D. Steinhilper
                                              -------------------------
                                               James D. Steinhilper
                                                   Treasurer

                                                                       Exhibit A
                                                                     Page 1 of 2



                   E PRIME, INC. AND SUBSIDIARIES
                Unaudited Consolidated Balance Sheet
                       (Thousands of Dollars)
                           March 31, 1998

                               ASSETS


 Property, plant and equipment, at cost                     3,733
    Less:  accumulated depreciation                          (691)
                                                      ------------
         Total property, plant and equipment                3,042

Investments, at cost                                        9,956

Current assets:
    Cash and temporary cash investments                     6,046
    Accounts receivable                                    41,107
    Materials and supplies, at average cost                   386
    Prepaid expenses and other                                326
                                                      ------------
         Total current assets                              47,865

Intangibles and other assets                               15,209
                                                      ------------
Total assets                                               76,072
                                                      ============


                             CAPITAL AND LIABILITIES

 Common stock                                              27,199
 Retained earnings                                         (6,006)
                                                      ------------
     Total common equity                                   21,193

Long-term debt                                                154

Current liabilities:
    Notes payable and commercial paper                     14,500
    Long-term debt due within one year                        102
    Accounts payable                                       30,432
    Customers' deposits                                       351
    Accrued taxes                                           1,065
    Other                                                   2,271
                                                      ------------
         Total current liabilities                         48,721

Accumulated deferred income taxes                           6,004
                                                      ============
Total capital and liablities                               76,072
                                                      ============

                                                                       Exhibit A
                                                                     Page 2 of 2

                            E PRIME, INC.
                Unaudited Balance Sheet - Stand Alone
                       (Thousands of Dollars)
                           March 31, 1998

                               ASSETS


 Property, plant and equipment, at cost                     1,272
    Less:  accumulated depreciation                          (397)
                                                      ------------
         Total property, plant and equipment                  875

Investments, at cost                                       20,397

Current assets:
    Cash and temporary cash investments                     2,314
    Accounts receivable                                    20,556
    Prepaid expenses and other                             13,280
                                                      ------------
         Total current assets                              36,150

Other assets                                                1,072
                                                      ------------
Total assets                                               58,494
                                                      ============


                             CAPITAL AND LIABILITIES

 Common stock                                              27,199
 Retained earnings                                         (6,006)
                                                      ------------
     Total common equity                                   21,193

Long-term debt                                                154

Current liabilities:
    Notes payable and commercial paper                     14,500
    Long-term debt due within one year                        102
    Accounts payable                                       17,704
    Accrued taxes                                             210
    Other                                                   4,594
                                                      ------------
         Total current liabilities                         37,110

Accumulated deferred income taxes                              37
                                                      ============


Total capital and liablities                               58,494
                                                      ============